[redacted]

09040549

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 31 2009
Washington, DC
110

SEC FILE NUMBER
8- 66902

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Realty Capital Markets, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9211 Forest Hill Avenue, Suite 201
(No. and Street)

Richmond, (City) Virginia (State) 23235 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robin V. Goodman (804) 855-7660
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goodman & Company, LLP
(Name – *if individual, state last, first, middle name*)

4510 Cox Road, Suite 200 (Address) Richmond, (City) Virginia (State) 23060 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Robin V. Goodman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American Realty Capital Markets, LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial Operations Principal

Title

Jody J. Wray

Notary Public

JODY J. WRAY
Notary Public
Commonwealth of Virginia
7027991
My Commission Expires Oct 31, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements
Years Ended
December 31, 2008 and 2007

American Realty Capital Markets, LLC

American Realty Capital Markets, LLC

Contents

Goodman
& COMPANY

Certified Public Accountants
Specialized Services
Business Solutions

Report of Independent Auditors

Board of Directors
American Realty Capital Markets, LLC

We have audited the accompanying balance sheet of ***American Realty Capital Markets, LLC*** as of December 31, 2008, and the related statements of operations, changes in member's capital and cash flows for the year then ended. These financial statements are the responsibility of the management of ***American Realty Capital Markets, LLC***. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of ***American Realty Capital Markets, LLC*** for the year ended December 31, 2007, were audited by other auditors, before restatement, whose report thereon, dated February 21, 2008, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ***American Realty Capital Markets, LLC*** as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

We also audited the adjustments described in Note 6 that were applied to restate the 2007 financial statements. In our opinion, such adjustments are appropriate and have been properly applied.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional information and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Goodman & Company, LLP

Richmond, Virginia
March 30, 2009

4510 Cox Road, Suite 200
Glen Allen, VA 23060-3394

ph 804-282-7636
fax 804-282-1461

American Realty Capital Markets, LLC

Balance Sheets

December 31,	2008	2007 (Restated)
Assets		
Current assets		
Cash and cash equivalents	$ 21,915	$ 94,820
Prepaid expenses and other current assets	100	6,143
Total current assets	22,015	100,963
Property and equipment		
Office equipment	12,737	36,049
Less - accumulated depreciation	(4,032)	(8,539)
Property and equipment - net	8,705	27,510
	$ 30,720	$ 128,473
Liabilities and Members' Capital		
Current liabilities		
Accounts payable and accrued expenses	$ 2,666	$ -
Members' capital		
Class A	206,678	193,868
Class B Preferred (stated at liquidation preference)	239,836	237,170
Retained earnings (deficit)	(418,460)	(302,565)
Total members' capital	28,054	128,473
	$ 30,720	$ 128,473

The accompanying notes are an integral part of these financial statements.

American Realty Capital Markets, LLC

Statements of Operations

Years Ended December 31,	2008	2007
Revenue	$ 38,007	$ 680,205
Operating expenses		
Employee compensation and payroll taxes	59,416	283,727
Insurance	25,042	64,409
Miscellaneous	16,571	40,653
Travel	14,904	43,678
Outside services	11,169	13,282
Occupancy	8,292	28,387
Professional fees	4,875	17,629
Office supplies	1,509	5,005
Commissions	-	289,146
Interest	-	1,507
Total operating expenses	141,778	787,423
Loss from operations	(103,771)	(107,218)
Other income		
Gain on sale of assets	686	-
Net loss	$ (103,085)	$ (107,218)

The accompanying notes are an integral part of these financial statements.

American Realty Capital Markets, LLC

Statements of Changes in Member's Capital

Years Ended December 31, 2008 and 2007

	Members' Capital		Retained	
	Class A	Preferred Class B	Earnings (Deficit)	Total
Balance - December 31, 2006	$ 237,170	$ -	$ (184,479)	$ 52,691
Capital contribution	-	183,000	-	183,000
Preferred dividends	-	-	(10,868)	(10,868)
Net loss	-	-	(107,218)	(107,218)
Balance - December 31, 2007, as originally reported	237,170	183,000	(302,565)	117,605
Prior period adjustment - preferred dividends	-	10,868	-	10,868
Restated Balance - December 31, 2007	237,170	193,868	(302,565)	128,473
Capital contribution	2,666	-	-	2,666
Preferred dividends - reverse prior year undeclared	-	12,810	(12,810)	-
Net loss	-	-	(103,085)	(103,085)
Balance - December 31, 2008	$ 239,836	$ 206,678	$ (418,460)	$ 28,054

The accompanying notes are an integral part of these financial statements.

American Realty Capital Markets, LLC

Statements of Cash Flows

Years Ended December 31,	**2008**	**2007**
Cash flows from operating activities		
Net loss	$ (103,085)	$ (107,218)
Adjustments to reconcile net income to net cash from operating activities:		
Depreciation and amortization	4,490	6,008
Gain on sale of property and equipment	(686)	-
Health insurance paid by member	2,666	-
Change in operating assets and liabilities, net	8,710	(4,365)
Net cash from operating activities	(87,905)	(105,575)
Cash flows from investing activities		
Purchases of property and equipment	-	(12,737)
Proceeds from sale of property and equipment	15,000	-
Net cash from investing activities	15,000	(12,737)
Cash flows from financing activities		
Capital contributions	-	183,000
Net change in cash and cash equivalents	(72,905)	64,688
Cash and cash equivalents - beginning of year	94,820	30,132
Cash and cash equivalents - end of year	$ 21,915	$ 94,820
Supplemental disclosure of noncash items		
Accrued dividends on preferred stock	$ 12,810	$ 10,868

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business

American Realty Capital Markets, LLC (Company) is a Virginia limited liability company. The Company is registered as a broker/dealer in securities under the Securities and Exchange Act of 1934 and with the Financial Industry Regulatory Authority (FINRA).

The Company's primary business is to distribute private (Reg D) offerings to accredited investors of primarily real estate assets, typically as a 1031 tenant-in-common (TIC) replacement property, through a national network of broker dealers.

2. Summary of Significant Accounting Policies

Cash Equivalents

Cash equivalents consist of highly liquid investments with an initial maturity of three months or less when purchased.

Commissions

Commissions are recognized as income on an accrual basis when the commissions are earned by the Company.

Office Equipment

Acquisitions of office equipment are recorded at cost. Depreciation is provided over the estimated useful life of each class of depreciable assets, which is five years.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Such estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and assumptions.

Income Taxes

The Company has elected for income tax purposes to be treated as a partnership and, consequently, the members will report their proportional share of the income or loss of the Company on their individual income tax return.

3. Net Capital Requirement

The Company is subject to the Net Capital Rule of the Securities and Exchange Commission (Rule 15c-3) (Rule). This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and provides that equity capital may not be withdrawn, or cash dividends paid, if the resulting net capital ratio would exceed 10 to 1. At December 31, 2008 and 2007, the Company had net capital of $19,249 and $83,952, respectively, which was $14,249 and $78,952 in excess of its required net capital requirement of $5,000 for those respective years. The Company's net capital ratio (ratio of aggregate indebtedness to net capital) was .14 to 1 as of December 31, 2008 and .13 to 1 as of December 31, 2007.

4. Related Party Matters and Commitments

The Company leased office space from an affiliate of a member and incurred approximately $8,000 of related lease expense for 2008. During 2008, the lease was terminated and all remaining obligations of the lease were satisfied.

5. Member's Capital

In March 2007, the Company amended its operating agreement and issued 7% cumulative Class B Preferred return shares for proceeds of $183,000. The Company has recorded $12,810 and $10,868 of preferred dividends for the years ended December 31, 2008 and 2007, respectively. At any time after March 1, 2009, the Company has the option, but not the obligation, to redeem up to 50% of the Class B Preferred shares for an exit return of 20% as defined in the Company's operating agreement.

As of December 31, 2008, there were 1,000 Class A and 91.5 Class B Preferred shares outstanding.

During 2008, a member of the company paid $2,666 on behalf of the Company for health insurance. This payment was considered a capital contribution to the Company.

6. Prior Period Adjustment

In 2007, the Company accrued preferred dividends of $10,868 as a liability related to its 7% cumulative Class B Preferred return shares. During 2008, the Company reversed the liability as the dividends had not been declared and, therefore, should be reported as a preference to the distribution of future earnings, by increasing the reported Class B members' capital with an offsetting reduction in the Company's retained earnings.

* * * * *

American Realty Capital Markets, LLC

Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934 - Schedule I

December 31, 2008

Net capital		
Member's equity	$	28,054
Nonallowable assets		
Prepaid expenses		100
Property and equipment - net		8,705
		8,805
Net capital	$	19,249
Aggregate indebtedness		
Accounts payable	$	2,666
Minimum net capital required		
(the greater of $5,000 or 6 2/3% of aggregate indebtedness)	$	5,000
Net capital in excess of minimum requirement	$	14,249
Ratio of aggregate indebtedness to net capital		.14 to 1
Reconciliation with the Company's computation (included in Part II of Form X-17A-5 as of December 31, 2008)		
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$	20,582
Audit adjustment to record capital contribution		2,666
Audit adjustment to record insurance expense		(3,999)
Net capital per above	$	19,249

The Company is exempt from the reserve requirements and posession on control requirements under Rule 15c3-3(k)(2)(i).

See report of independent auditors on supplementary information.

Goodman & COMPANY
Certified Public Accountants
Specialized Services
Business Solutions

Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

Board of Directors
American Realty Capital Markets, LLC

In planning and performing our audit of the financial statements of ***American Realty Capital Markets, LLC*** (Company) as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

- Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13; and

- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

4510 Cox Road, Suite 200
Glen Allen, VA 23060-3394
ph 804-282-7636
fax 804-282-1461

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate to meet the SEC's objectives at December 31, 2008.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Goodman & Company, LLP

Richmond, Virginia
March 30, 2009